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KIRKLAND & ELLIS LLP
AND AFFILIATED PARTNERSHIPS

James S. Rowe To Call Writer Directly: 312 861-2191 jrowe@kirkland.com	200 East Randolph Drive Chicago, Illinois 60601 312 861-2000 www.kirkland.com	Facsimile: 312 861-2200

October 18, 2006

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:
Andrew P. Schoeffler
Lesli Sheppard
Pamela A. Long
Tracey Houser
Nili Shah

  Re:
  Physicians Formula Holdings, Inc.
  Amendment No. 2 to Registration Statement on Form S-1
  (SEC File No. 333-136913), originally filed August 25, 2006

Ladies and Gentlemen:

        Physicians Formula Holdings, Inc., a Delaware corporation (the "Company"), has today filed with the Securities and Exchange Commission, pursuant to the requirements of the Securities Act of 1933, as amended, and Regulation S-T thereunder, an Amendment No. 2 to its Registration Statement on Form S-1 (the "Amendment").

        On behalf of the Company, we are writing to respond to the comments raised in your letter to the Company dated October 16, 2006. The Company's responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, copies of the Amendment are enclosed, and have been marked to show changes from Amendment No. 1 to the Registration Statement on Form S-1 filed on October 3, 2006. Where applicable, we have referenced in the Company's responses the appropriate page number of the Amendment. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Amendment.

Risk Factors, page 9

The requirements associated with being a public company.... page 12

1.
Please quantify the "significant legal, accounting and other expenses" that you reference in the fourth sentence of the first paragraph.

London	Los Angeles	Munich	New York	San Francisco	Washington, D.C.

        Response:    As a public company, the Company will incur legal, accounting and other expenses that it did not incur as a private company. The Company expects that, because of these additional expenses, its general and administrative expenses will exceed those incurred in 2005. However, the Company cannot predict or estimate with certainty the amount of the additional costs that it may incur, the timing of such costs or the degree of impact that management's attention to these matters will have on its business. The Company has provided additional disclosure on page 12 of the Amendment in response to the Staff's comment.

Dilution, page 28

2.
We note your response to comment 32 of our letter dated September 21, 2006. Please revise the calculations and tables included in this section to include the outstanding options, rather than presenting this information separately.

        Response:    The Company has made the requested revision in response to the Staff's comment. Please see page 28 of the Amendment.

Unaudited Pro Forma Consolidated Financial Statements, page 29

3.
Please remove the statement in the fourth paragraph that the disclosure is "for informational purposes only" as it may suggest to investors that they can not rely on this disclosure.

        Response:    The Company has made the requested revision in response to the Staff's comment. Please see page 29 of the Amendment.

4.
For the share based compensation expense related to the acceleration of vesting, please either include with the appropriate line item (i.e., cost of sales and/or selling, general and administrative expenses), or include a parenthetical on the face of pro forma consolidated statements of income to indicate the portion of the compensation expense that relates to cost of sales and that relates to selling, general and administrative expenses.

        Response:    The Company has made the requested revision in response to the Staff's comment. Please see pages 31 and 32 of the Amendment. The total share based compensation expense related to the acceleration of vesting will be allocated to selling, general and administrative expenses and to cost of sales for the periods indicated. The adjustments will be reflected accordingly in the Company's next filing, and the Company will no longer break out this expense in the pro forma consolidated statements of income as a separate line item.

5.
Please remove your inclusion of adjustments for nonrecurring charges and related tax effects that will be included in income within the 12 months succeeding the transaction. These items include the $250,000 bonus to your CFO, the write-off of deferred financing costs, and the prepayment premium. These items should be disclosed with a notation that the items have not been included in the pro forma consolidated statements of income. Refer to Rules 11-02(b)(5) and (6) of Regulation S-X for guidance.

        Response:    The Company has made the requested revision in response to the Staff's comment. Please see pages 31 through 34 of the Amendment.

Business, page 54

Products, page 57

6.
We note your response to comment 50 of our letter dated September 21, 2006. It appears that you track certain data with respect to the respective size of your product offerings. In this regard, we note your statements "The face makeup category is our largest category" and "The eye makeup category is our second largest category." Please disclose the portion of your products represented by the face makeup category and the eye makeup category.

        Response:    The Company has provided additional disclosure in response to the Staff's comment. Please see pages 57 and 58 of the Amendment.

Management, page 66

7.
We note the statement in the second sentence of your response to comment 57 of our letter dated September 21, 2006. Once this person has been chosen or nominated to become a director, please provide all of the information required by Item 401 (a) of Regulation S-K, as well as the consents required by Rule 438 of Regulation C, if necessary.

        Response:    The Company acknowledges the Staff's comment and will provide the requested information in Amendment No. 3 to the Registration Statement. The Company currently anticipates that this new director will be formally appointed prior to filing Amendment No. 3, that the new director will be a signatory to that filing, and that therefore no consent will be required. Under those circumstances, the Company will furnish in Amendment No. 3 all of the information required by Item 401(a) of Regulation S-K.

Principal and Selling Stockholders, page 78

8.
We note your response to comment 62 of our letter dated September 21, 2006 and we reissue this comment, as it does not appear that you have provided the requested disclosure for the Summit Partners entities.

        Response:    The Company has made the requested revision in response to the Staff's comment. Please see page 79 of the Amendment.

9.
We note your response to comment 63 of our letter dated September 21, 2006. Please disclose the basis for disclosing a single ownership percentage. Please refer to interpretation 1.59. of the July 1997 Manual of Publicly Available Telephone Interpretations.

        Response:    The Company believes that it is appropriate to disclose a single ownership percentage for all of the Summit Partners entities, and that it would be inappropriate and potentially misleading to disclose multiple ownership percentages for each of the various Summit Partners entities, because the Summit Partners entities are affiliated with one another, and to a large extent under common control. The Summit Partners entities will be selling pro rata in the offering on the basis of their current ownership, and it is likely that future sales will also be done on a similar basis. To disclose separate percentages in the table might mislead investors as to the true ownership and influence of Summit Partners in the aggregate, and is consistent, in our experience, with how private equity funds typically report their ownership in portfolio companies (and consistent with how Summit Partners has reported its ownership in portfolio companies in past offerings). The Company respectfully submits that interpretation I.59 of the July 1997 Manual of Publicly Available Telephone Interpretations does not mandate separate disclosure in the beneficial ownership table of the ownership of each affiliated Summit Partners entity, but rather is intended to provide relief in a different context—where selling stockholders own less than 1% in the aggregate and it would be cumbersome to identify each stockholder and the identity of each such stockholder would not be material to investors. The Company respectfully notes in any event that all of the detailed disclosure requested by the Staff is included in the footnote to the table, so the Company does not believe there is any risk that an investor in the offering could be misled or misinformed about each entity's pre-IPO or post-IPO ownership, to the extent that an investor were interested in that information.

Financial Statements

Organization and Basis of Presentation, page F-7

10.
We note your response to comment 73 of our letter dated September 21, 2006 regarding the fair value of the common stock and preferred stock issued to PFDC in connection with the acquisition of Physicians. As previously requested, please revise your disclosure to state how you estimated the fair value of your common stock and preferred stock issued to PFDC in connection with the acquisition of Physicians.

        Response:    The Company has made the requested revision in response to the Staff's comment. Please see page F-7 of the Amendment.

11.
We note that the predecessor amounts were determined on a "specific identification basis." Please revise your disclosure to fully explain what the "specific identification basis" is and to address the other disclosure requirements set forth in SAB Topic 1:B.1.

        Response:    The Company has made the requested revision in response to the Staff's comment. Please see page F-8 of the Amendment.

Stock Options, page F-11

12.
We note your response to comment 75 of our letter dated September 21, 2006. You reference paragraph 85 of SFAS 123R as the basis for not including the pro forma disclosures required by paragraph 2.e.c. of SFAS 148. However, you did not adopt SFAS 123R until January 1, 2006. Furthermore, paragraph 85 of SFAS 123R is applicable to you, as you do not appear to be a nonpublic entity, based on the definition in Appendix E of SFAS 123R. As such, please either include the disclosures required by paragraph 2.e.c. of SFAS 148, or disclose that the differences between the historical and pro forma amounts are immaterial. If you believe that the differences between the historical and pro forma amounts are immaterial, please provide us with the basis for your conclusion, including the amounts involved.

        Response:    The Company, based on its understanding of the accounting literature and upon discussions with its auditors, continues to believe that under SFAS 123R paragraph 85, the SFAS 148 paragraph 2.3.c. disclosures should no longer be provided. The Company believes the guidance provided in paragraph 85 is applicable because prior to the adoption of SFAS 123R on January 1, 2006, the Company was a nonpublic company that used the minimum value method to value its employee stock options for its pro forma disclosure under the original provisions of SFAS 123. The Company respectfully notes that at the June 20, 2006 AICPA SEC Regulations Committee Joint Meeting with the SEC Staff, it was the Company's understanding that this particular issue was discussed. Based on an SEC Alert from the Company's auditors, it was communicated that the Staff's view was that a registrant was prohibited from presenting pro forma disclosures based on the minimum value method.

        Nevertheless, the Company has added disclosure on page F-12 of the Amendment in response to the Staff's comments to state that the differences between the historical amounts recognized in the financial statements under APB No. 25 and pro forma amounts calculated in accordance with the provisions under SFAS 123 are immaterial and therefore further disclosures under SFAS 123 and SFAS 148 are not included in the financial statements. If the Company had recognized compensation expense using the provisions of SFAS 123, the pro forma effects on the Company's consolidated net income for the periods ended December 31, 2003, 2004 and 2005 would have been $0, $2,000 and

$2,000, respectively. The Company utilized the Black-Scholes option valuation model to calculate the grant date minimum value. The significant assumptions used are as follows:

	2003	2004	2005
Risk-free interest rate	2.8%	2.6%	3.4%
Volatility	0.0%	0.0%	0.0%
Dividend rate	0.0%	0.0%	0.0%
Life in years	5.0	5.0	5.0

Commitments and Contingencies, page F-19

Environmental, page F-19

13.
We note that you have included the disclosure on page 64 of your Form S-1 for your potential liability for the Puente Valley "operable unit" of the San Gabriel Valley Superfund Site. However, it is unclear how this disclosure fully complies with the requirements set forth in paragraph 10 of SFAS 5 and Questions 2 and 3 of SAB Topic 5:Y. Please revise your disclosure to address each of the following, or tell us why you do not believe your disclosure requires revision:

  •
  Clarify the significance of the State of California confirmation that no further action is necessary to your statements that the EPA and the regional water authority have named you as potentially liable for regional contamination and contamination of the area's potable water supply, respectively, and the potential additional claims from the historical site contamination and regional contamination.

  •
  An estimate of the loss or range of loss that is reasonably possible, if material, or disclosure that such an estimate cannot be made.

  •
  The material components of your estimated loss contingency and the significant assumptions underlying estimates, including circumstances affecting the reliability and precision of your loss estimates.

  •
  Any material limitations of recovery from insurance, indemnification arrangements, or other sources.

  •
  In MD&A, the likelihood that the claims may be contested by insurance or third party indemnifications, and the financial condition of third parties from which recovery is expected.

        Response:    The Company's response to each of the Staff's five bulleted comments is as follows:

  •
  The Company has revised the disclosure to distinguish between onsite contamination and regional groundwater contamination, and to clarify that the significance of the State of California confirmation is limited to the former. Please see pages 64, 65, F-19 and F-20 of the Amendment.

  •
  The Company has revised the disclosure to include an estimate of the range of loss for one of the potential liabilities described in the disclosure and have clarified that potential liabilities related to the other claims are not probable and that the Company cannot reasonably estimate the amount of any potential liabilities. Please see pages 64, 65, F-19 and F-20 of the Amendment.

  •
  The Company has made the requested revision in response to the Staff's comment. Please see pages 64, 65, F-19 and F-20 of the Amendment.

  •
  The Company has made the requested revision in response to the Staff's comment. Please see pages 64, 65, F-19 and F-20 of the Amendment.

  •
  The Company has made the requested revision in response to the Staff's comment. Please see page 53 of the Amendment.

14.
Please be advised that your disclosures should be made of a gross basis, separately from any insurance recoveries. Further, as previously requested, please confirm to us that you are recognizing your loss contingencies on a gross basis. The recognition of gain contingencies are not to be netted with loss contingencies on the face of the balance sheet. Furthermore, gain contingencies should be recognized to the extent that you meet the requirements in paragraph 17 of SFAS 5.

        Response:    The Company has revised the disclosure to more clearly describe the accounting treatment of the environmental matter. Please see pages F-19 and F-20 of the Amendment. The Company respectfully informs the Staff that it has not recorded any loss or gain contingencies associated with the environmental issue. Although there is a possibility that the Company could be subject to additional claims, management believes it is not probable that the Company will be held liable for any of these expenses and that the potential losses cannot be reasonably estimated, except as disclosed. The Company is attempting to recover approximately $0.5 million in legal defense costs under its indemnification agreements. These costs have been expensed as paid by the Company and are not recorded in the Company's consolidated balance sheets.

Stockholders' Equity, page F-19

15.
We note your disclosure on page F-20 regarding the cash dividend to stock option holders in response to comment 78 in our letter dated September 21, 2006. Please revise this disclosure to state the dollar amount paid to stock option holders and where in the consolidated financial statements the compensation expense was recognized.

        Response:    The Company has made the requested revision in response to the Staff's comment. Please see page F-20 of the Amendment.

Item 15. Recent Sales of Unregistered Securities, page II-2

16.
We note your response to comment 80 of our letter dated September 21, 2006 and we reissue this comment. In this regard, we note the second sentence of Rule 701 of Regulation S-K, which states that you should include "securities issued in exchange for property, services or other securities."

        Response:    The Company has provided additional disclosure in response to the Staff's comment. Please see pages II-2 and II-3 of the Amendment.

17.
We note the disclosure regarding the exemption set forth in Rule 701 under the Securities Act. Please provide us with your detailed analysis of the availability of this exemption.

        Response:    The sales of the securities were exempt from registration under Rule 701 promulgated under Section 3(b) under the Securities Act as transactions pursuant to a compensatory benefit plan or a written contract relating to compensation. The Company was not subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, and was not an investment company registered under the Investment Company Act of 1940, at the time of issuance. The aggregate sales price or amount of securities sold during any consecutive 12-month period did not exceed $1.0 million. In addition, all recipients of the options were employees of the Company, and the options were granted pursuant to the Company's 2003 Stock Option Plan. The Company has provided additional disclosure in response to the Staff's comment. Please see page II-3 of the Amendment.

*    *    *    *    *

We hope that the foregoing has been responsive to the Staff's comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 861-2191.

Sincerely,
/s/ James S. Rowe James S. Rowe
cc:
Ingrid Jackel
Joseph J. Jaeger
                Physicians Formula Holdings, Inc.

Thomas R. Brome
                Cravath, Swaine & Moore LLP

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